================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*


                           HUDSON GENERAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


             COMMON STOCK                                  443784 10 3
   ------------------------------                         --------------
   (Title of class of securities)                         (CUSIP number)



             RICHARD D. SEGAL                              JAY B. LANGNER
           C/O SEAVEST PARTNERS                         111 GREAT NECK ROAD
          707 WESTCHESTER AVENUE                             SUITE 600
       WHITE PLAINS, NEW YORK 10604                  GREAT NECK, NEW YORK 11021
              (914) 681-4453                               (516) 487-8610
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 22, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


*NOTE:    THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE REPORTING GROUP
          SCHEDULE 13D, AMENDMENT NO. 4 TO THE LANGNER SCHEDULE 13D, AND AMENDMENT NO. 9 OF TO THE SEGAL SCHEDULE 13D.


                        (Continued on following page(s))
                              (Page 1 of 22 Pages)


================================================================================

NYFS10...:\80\57780\0003\2403\SCHD148S.12C

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 2 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     JAY B. LANGNER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   131,254 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              131,254 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               131,254 [1]
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Includes 10,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 3 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     RICHARD D. SEGAL
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                    0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                  125,972 [1]
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:               0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:             125,972 [1]

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                125,972
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Consists of (i) 27,590 shares owned by a partnership of which Mr. Segal is the managing partner, (ii) 37,321 shares owned by a partnership of which Mr. Segal is a co-trustee of certain of the partners thereof, (iii) 31,472 shares owned by Mr. Segal's wife as to which he is attorney-in-fact, (iv) an aggregate of 22,329 shares owned by other members of Mr. Segal's family, as to which he is attorney-in-fact, and (v) 7,260 shares owned by a trust of which he is a co-trustee. Mr. Segal disclaims beneficial ownership of all shares referred to in clauses (ii), (iii), (iv) and (v) of this footnote 1.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 4 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     ROCCO DALOIA
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 5 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       FERNANDO DIBENEDETTO
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,010 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,010 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,010
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Includes 1,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 6 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     DAVID A. LANGNER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   40,090
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              40,090
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               40,090
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.3%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 7 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                  VIRGINIA E. LUPPESCU
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                    UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   38,118
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              38,118
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               38,118
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 8 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     PAUL R. POLLACK
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   10,140 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              10,140 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               10,140
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 9 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       BARRY I. REGENSTEIN
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,600 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,600 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,600
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Consists of 2,600 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 10 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     RAYMOND J. RIEDER
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,900 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,900 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,900
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Consists of 2,900 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 11 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     NOAH E. ROCKOWITZ
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,800 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,800 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,800
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Consists of 1,800 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 12 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     MICHAEL RUBIN
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   8,430 [1]
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              8,430 [1]
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               8,430
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 13 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     HENRY A. SATINSKAS
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,656
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,656
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,656
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 14 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       RIVER ACQUISITION CORP.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            BK

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0 [1]
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


[1] Does not include shares which may be acquired by the Reporting Group pursuant to the Merger Agreement, subject to the conditions contained therein. See Items 3 and 4 of this Schedule 13D.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                                  Statement of

                                 JAY B. LANGNER
                                RICHARD D. SEGAL
                                  ROCCO DALOIA
                              FERNANDO DIBENEDETTO
                                DAVID A. LANGNER
                              VIRGINIA E. LUPPESCU
                                 PAUL R. POLLACK
                               BARRY I. REGENSTEIN
                                RAYMOND J. RIEDER
                                NOAH E. ROCKOWITZ
                                  MICHAEL RUBIN
                               HENRY A. SATINSKAS

                                       and

                             RIVER ACQUISITION CORP.


                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                                  in respect of

                           HUDSON GENERAL CORPORATION


      This Report on Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Hudson General Corporation, a Delaware corporation (the "Company"). This amendment to the Report on Schedule 13D originally filed by the Reporting Group (as defined below) on November 23, 1998 (the "Reporting Group Schedule 13D") is being filed to reflect the addition of David A. Langner and Virginia E. Luppescu (each, an "Additional Reporting Person") as members of the Reporting Group. The Reporting Group Schedule 13D is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the Reporting Group Schedule 13D; the Report on Schedule 13D originally filed by Jay B. Langner on September 19, 1974, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Langner Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the Langner Schedule 13D; and the Report on Schedule 13D originally filed by Richard D. Segal on June 29, 1982, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Segal Schedule 13D", and together with the Reporting Group 13D and the Langner 13D, the "Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report



                                     (Page 15 of 22)
constitutes Amendment No. 9 to the Segal Schedule 13D. Jay B. Langner, Richard
D. Segal, Rocco Daloia, Fernando DiBenedetto, David A. Langner, Virginia E. Luppescu, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp. (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock, and are collectively referred to as the "Reporting Group".

      The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.














                                     (Page 16 of 22)

ITEM 1.  SECURITY AND ISSUER.

      The principal executive offices of the Company are located at 111 Great Neck Road, P.O. Box 355, Great Neck, New York 11022. The class of securities to which this Report relates is the Common Stock of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

      The information set forth in Item 2 of the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

      David A. Langner's business address is 747 Third Avenue, New York, New York 10007 and his principal occupation is as an attorney with Siller Wilk LLP.

      During the last five years, Mr. Langner has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Langner is a United States citizen.

      Ms. Luppescu's business address is 10 North Gaston
Avenue, Somerville, New Jersey 08876 and her principal occupation is office manager for Neal E. Luppescu, M.D., P.A.

      During the last five years, Ms. Luppescu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Ms. Luppescu is a United States citizen.

      The correct business address of River Acquisition Corp.
is c/o Seavest Inc., 707 Westchester Avenue, White Plains,
New York  10604.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in Item 3 of the Langner Schedule 13D, the Segal
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto (capitalized terms used but not otherwise defined in this Item 3 have the meanings ascribed to them in the Reporting Group Schedule 13D):



                                     (Page 17 of 22)

      The Reporting Persons have calculated that, assuming there are no Dissenting Shares and that each of the Reporting Persons (including the Additional Reporting Persons) contributes to Newco all of the shares of Common Stock beneficially owned by him or her (and that all options to acquire Common Stock held by the Reporting Persons are converted into options to acquire shares of the Surviving Corporation), approximately $81.1 million will be required to pay the aggregate Merger Consideration due to stockholders and option holders of the Company at the closing of the Merger. In addition, the Reporting Persons have reduced their estimate of Merger Expenses from $3.5 million to $3.2 million.

      The information set forth in Item 6 of this Schedule 13D and Item 3 of the Reporting Group Schedule 13D is hereby incorporated by reference herein.


ITEM 4.  PURPOSE OF TRANSACTION.

      The information set forth in Item 6 of this Schedule 13D and Item 4 of the Reporting Group Schedule 13D is hereby incorporated by reference herein.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth in Item 5 of the Langner Schedule 13D, the Segal
Schedule 13D, and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

Reporting Group

      The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 reports that as of October 31, 1998 there were outstanding 1,744,949 shares of Common Stock. As of the date hereof, the Reporting Persons (including the Additional Reporting Persons) beneficially own an aggregate of 363,970 shares of Common Stock, or approximately 20.5% of the Common Stock deemed outstanding. With respect to the percentages of outstanding shares set forth in this Schedule 13D, the percentage of outstanding shares (i) for each individual has been calculated as though only the options held by such individual, if any, had been exercised, and (ii) for the Reporting Group has been calculated as though all options held by them had been exercised.

      By virtue of their status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by the other members. However, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.



                                     (Page 18 of 22)

      The information set forth in Item 5 of the Reporting Group Schedule 13D with respect to each member of the Reporting Group (other than the Additional Reporting Persons) is hereby incorporated by reference herein.


David A. Langner

      (a) David A. Langner beneficially owns 40,090 shares of Common Stock, constituting approximately 2.3% of the outstanding shares of Common Stock as of October 31, 1998.

      (b) Mr. Langner has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

      (c) No transactions in the Common Stock were effected by Mr. Langner within the past 60 days.

      (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

      (e) Not applicable.


Virginia E. Luppescu

      (a) Ms. Luppescu beneficially owns 38,118 shares of Common Stock, constituting approximately 2.2% of the Common Stock outstanding as of October 31, 1998.

      (b) Ms. Luppescu has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

      (c) No transactions in the Common Stock were effected by Ms. Luppsecu within the past 60 days.

      (d) Except as set forth above in this Item 5, no other person is know to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in Item 6 of the Langner Schedule 13D, the Segal
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto (capitalized terms used but not otherwise defined in this Item 6 have the meanings ascribed to them in the Reporting Group Schedule 13D):




                                     (Page 19 of 22)

      On December 22, 1998, David A. Langner and Virginia E. Luppescu agreed to become members of the Reporting Group and entered into an amended and restated joint filing agreement with the other members of the Reporting Group.

      It is currently contemplated that in connection with the Acquisition, Mr. Langner and Ms. Luppescu will contribute to Newco all of the shares of Common Stock owned by them; however, the Reporting Persons have not yet formulated definitive plans regarding such equity contributions and certain other arrangements expected to be made among the members of the Reporting Group regarding ownership interests in Newco.

      Jay B. Langner is the father of David A. Langner and Virginia E. Luppescu.

      The information set forth in Items 3 and 4 of the Reporting Group Schedule 13D is hereby incorporated by reference herein.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

      13. Amended and Restated Joint Filing Agreement, dated as of December 22, 1998, among Jay B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, David A. Langner, Virginia E. Luppescu, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.





                                     (Page 20 of 22)

                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 22, 1998


                               /s/ Jay B. Langner
                               -------------------------------------------
                               Jay B. Langner



                               /s/ Richard D. Segal
                               -------------------------------------------
                               Richard D. Segal



                               /s/ Rocco Daloia
                               -------------------------------------------
                               Rocco Daloia



                               /s/ Fernando DiBenedetto
                               -------------------------------------------
                               Fernando DiBenedetto



                               /s/ David A. Langner
                               -------------------------------------------
                               David A. Langner



                               /s/ Virginia E. Luppescu
                               -------------------------------------------
                               Virginia E. Luppescu



                               /s/ Paul R. Pollack
                               -------------------------------------------
                               Paul R. Pollack



                               /s/ Barry Regenstein
                               -------------------------------------------
                               Barry Regenstein



                               /s/ Raymond J. Rieder
                               -------------------------------------------
                               Raymond J. Rieder



                               /s/ Noah Rockowitz
                               -------------------------------------------
                               Noah Rockowitz




                                 (Page 21 of 22)

                               /s/ Michael Rubin
                               -------------------------------------------
                               Michael Rubin




                               /s/ Henry A. Satinskas
                               -------------------------------------------
                               Henry A. Satinskas




                               RIVER ACQUISITION CORP.

                               By: /s/ Michael Rubin
                                   ---------------------------------------
                                   Michael Rubin
                                   Vice President










                               (Page 22 of 22 Pages)

                                  EXHIBIT INDEX




           1. Proposal Letter, dated November 20, 1998, from Jay B. Langner and Richard D. Segal to the Special Committee of the Board of Directors of Hudson General Corporation.*

           2. Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition Corp.*

           3. Contribution Letter, dated November 22, 1998, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.*

           4. Commitment Letter, dated November 20, 1998, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B. Langner.*

           5. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Jay B.
                Langner.*

           6. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Michael Rubin.*

           7. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Noah E.
                Rockowitz.*

           8. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Paul R.
                Pollack.*

           9. Confidentiality Agreement, dated July 2, 1998, between Hudson General Corporation and Richard D. Segal.*

           10. Confidentiality Agreement, dated July 6, 1998, between Hudson General Corporation and Barry I.
                Regenstein.*

           11. Expense Reimbursement Letter, dated July 9, 1998, from Hudson General Corporation to Jay B. Langner and Richard D. Segal.*

           12.  Joint Filing Agreement, dated as of November 22, 1998, among Jay
                B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.*

          13. Amended and Restated Joint Filing Agreement, dated as of December 22, 1998, among Jay B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, David A. Langner, Virginia E. Luppescu, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.


* Previously Filed.